UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: August, 2007
Commission File Number: 000-50393
NEUROCHEM INC.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
The Consolidated Financial Statements (unaudited) of Neurochem Inc.(the “Registrant”) for the periods ended June 30, 2007 and 2006, Management’s Discussion and Analysis for the Three and Six Month Periods ended June 30, 2007, and the Reconciliation to United States Generally Accepted Accounting Principles for the years ended December 31, 2006, 2005 and 2004, and period from inception (June 17, 1993) to December 31, 2006, and for the six month periods ended June 30, 2007 and 2006 (unaudited) submitted by the Registrant with this report on Form 6-K are hereby incorporated by reference into, and as exhibits to, the Registrant’s registration statements on Form F-10 (SEC Reg. Nos. 333-140039 and 333-142770).

SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEUROCHEM INC.
August 10, 2007	By:	/s/ David Skinner
David Skinner, Vice President,
General Counsel and Corporate Secretary

Consolidated Financial Statements of
(Unaudited)
NEUROCHEM INC.
Periods ended June 30, 2007 and 2006

NEUROCHEM INC.
Consolidated Financial Statements
(Unaudited)
Periods ended June 30, 2007 and 2006
(in thousands of Canadian dollars)

NEUROCHEM INC.
Consolidated Balance Sheets
(Unaudited)
June 30, 2007 and December 31, 2006
(in thousands of Canadian dollars unless otherwise noted)
(in accordance with Canadian GAAP)

	June 30,	June 30,	December 31,
	2007	2007	2006
	(U.S.$ -	(Cdn$)	(Cdn$)
	note 1)
Assets

Current assets:
Cash and cash equivalents	$85,457	$90,873	$14,168
Marketable securities	—	—	42,653
Restricted cash (note 3)	6,000	6,380	6,992
Sales taxes and other receivables	1,051	1,117	1,216
Research tax credits receivable	2,565	2,728	1,082
Prepaid expenses	2,681	2,851	2,901

	97,754	103,949	69,012

Restricted cash	602	640	640
Deferred financing fees (note 2)	—	—	1,789
Long-term prepaid expenses	647	688	919
Long-term investment	—	—	372
Property and equipment	4,318	4,592	4,559
Patents	5,845	6,215	5,920

	$109,166	$116,084	$83,211

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$3,505	$3,727	$4,374
Accrued liabilities	11,472	12,199	11,461
Deferred revenue	7,563	8,042	8,819
Deferred gain on sale of property	1,339	1,424	1,424

	23,879	25,392	26,078

Deferred gain on sale of property	16,572	17,622	18,334
Long-term accrued liabilities	1,089	1,158	740
Convertible notes (note 4)	50,332	53,522	39,214

	91,872	97,694	84,366

Non-controlling interest	679	722	845

Shareholders’ equity:
Share capital (note 5)	299,835	318,838	270,923
Equity portion of convertible notes	17,548	18,660	9,740
Additional paid-in capital	18,196	19,349	13,946
Warrants (note 4)	17,576	18,690	—
Deficit	(336,540)	(357,869)	(296,609)

	16,615	17,668	(2,000)

	$109,166	$116,084	$83,211

See accompanying notes to unaudited consolidated financial statements.

NEUROCHEM INC.
Consolidated Statements of Operations
(Unaudited)
Periods ended June 30, 2007 and 2006
(in thousands of Canadian dollars, except per share data, unless otherwise noted)
(in accordance with Canadian GAAP)

	Three months ended			Six months ended
	June 30,			June 30,
	2007	2007	2006	2007	2007	2006
	(US$ -	(Cdn$)	(Cdn$)	(US$ -	(Cdn$)	(Cdn$)
	note 1)			note 1)
Revenues:
Collaboration agreement (note 3)	$320	$340	$608	$731	$777	$1,215
Reimbursable costs	135	144	205	276	294	435

	455	484	813	1,007	1,071	1,650

Expenses:
Research and development	15,155	16,115	14,342	33,692	35,827	28,068
Research tax credits and grants	(509)	(541)	(494)	(1,066)	(1,134)	(1,029)

	14,646	15,574	13,848	32,626	34,693	27,039
General and administrative	3,258	3,464	3,366	7,070	7,518	6,808
Arbitral award	—	—	2,089	—	—	2,089
Reimbursable costs	135	144	205	276	294	435
Stock-based compensation (note 6)	964	1,025	1,016	1,980	2,106	1,932
Depreciation of property and equipment	263	280	317	531	565	620
Amortization and patent cost write-off	108	115	92	223	237	282
Interest and bank charges	43	46	23	132	141	50

	19,417	20,648	20,956	42,838	45,554	39,255

Net loss before undernoted items	(18,962)	(20,164)	(20,143)	(41,831)	(44,483)	(37,605)

Interest income	994	1,057	580	1,669	1,775	1,223
Accretion expense (note 4)	(12,895)	(13,712)	—	(13,998)	(14,885)	—
Change in fair value of derivative - related asset	(1,996)	(2,122)	—	(1,996)	(2,122)	—
Foreign exchange gain (loss)	546	581	(524)	660	702	(570)
Other income	498	530	308	765	814	593
Share of loss in a company subject to significant influence	—	—	(891)	(350)	(372)	(1,707)
Non-controlling interest	—	—	296	116	123	558

	(12,853)	(13,666)	(231)	(13,134)	(13,965)	97

Net loss	$(31,815)	$(33,830)	$(20,374)	$(54,965)	$(58,448)	$(37,508)

Net loss per share:
Basic and diluted	$(0.78)	$(0.83)	$(0.53)	$(1.38)	$(1.47)	$(0.97)

Weighted average number of shares outstanding		40,586,251	38,792,486		39,750,174	38,475,059

See accompanying notes to unaudited consolidated financial statements.

NEUROCHEM INC.
Consolidated Statements of Shareholders’ Equity
(Unaudited)
Period ended June 30, 2007
(in thousands of Canadian dollars, unless otherwise noted)
(in accordance with Canadian GAAP)

			Equity
			portion of	Additional
	Share capital		convertible	paid-in
	Number	Dollars	notes	capital	Warrants	Deficit	Total

Balance, December 31, 2006	38,722,022	$270,923	$9,740	$13,946	$—	$(296,609)	$(2,000)

Adjustment to reflect change in accounting policy for financial instruments (note 2)	—	—	—	—	—	(181)	(181)

Equity portion of convertible notes	—	—	12,364	—	—	—	12,364

Warrants issued in connection with the May 2007 convertible notes issuance	—	—	—	—	18,690	—	18,690

Exercise of stock options:
For cash	57,311	422	—	—	—	—	422
Ascribed value from additional paid-in capital	—	263	—	(263)	—	—	—
Issued on conversion of 6% senior convertible notes due in 2027 (note 4(b))	1,653,859	6,212	(3,175)	3,175	—	—	6,212
Issued on conversion of 5% junior convertible notes due in 2012 (note 4(b))	4,444,449	41,018	(269)	269	—	—	41,018

Stock-based compensation	—	—	—	2,222	—	—	2,222

Net loss	—	—	—	—	—	(58,448)	(58,448)

Share issue costs	—	—	—	—	—	(2,631)	(2,631)

Balance, June 30, 2007	44,877,641	$318,838	$18,660	$19,349	$18,690	$(357,869)	$17,668

See accompanying notes to unaudited consolidated financial statements.

NEUROCHEM INC.
Consolidated Statements of Cash Flows
(Unaudited)
Periods ended June 30, 2007 and 2006
(in thousands of Canadian dollars unless otherwise noted)
(in accordance with Canadian GAAP)

	Three months ended			Six months ended
	June 30,			June 30,
	2007	2007	2006	2007	2007	2006
	(US$ -	(Cdn$)	(Cdn$)	(US$ -	(Cdn$)	(Cdn$)
	note 1)			note 1)
Cash flows from operating activities:
Net loss	$(31,815)	$(33,830)	$(20,374)	$(54,965)	$(58,448)	$(37,508)
Adjustments for:
Depreciation, amortization and patent cost write-off	371	395	409	754	802	902
Unrealized foreign exchange (gain) loss	(2,824)	(3,003)	810	(3,382)	(3,597)	898
Stock-based compensation	964	1,025	1,016	1,980	2,106	1,932
Share of loss in a company subject to significant influence	—	—	891	350	372	1,707
Non-controlling interest	—	—	(296)	(116)	(123)	(558)
Accretion expense	12,895	13,712	—	13,998	14,885	—
Change in fair value of derivative - related asset	1,996	2,122	—	1,996	2,122	—
Amortization of gain on sale leaseback	(335)	(356)	(356)	(670)	(712)	(713)
Changes in operating assets and liabilities:
Sales taxes and other receivables	(344)	(366)	(443)	93	99	(580)
Research tax credits receivable	(539)	(573)	(491)	(1,548)	(1,646)	(1,011)
Prepaid expenses	702	746	(589)	47	50	(657)
Long-term prepaid expenses	143	152	227	217	231	382
Deferred revenue	(320)	(340)	(608)	(731)	(777)	(1,215)
Accounts payable and accrued liabilities	(4,412)	(4,692)	3,270	(1,429)	(1,521)	2,008

	(23,518)	(25,008)	(16,534)	(43,406)	(46,157)	(34,413)

Cash flows from financing activities:
Proceeds from issue of share capital	—	—	55	397	422	9,497
Proceeds from convertible notes	77,386	82,290	—	77,386	82,290	—

	77,386	82,290	55	77,783	82,712	9,497

Cash flows from investing activities:
Additions to property and equipment	(72)	(77)	(434)	(434)	(461)	(502)
Additions to patents	(333)	(354)	(253)	(700)	(744)	(1,489)
Proceeds from marketable securities	6,572	6,988	17,384	40,111	42,653	63,709
Additions to long-term investment	—	—	—	—	—	(1,660)

	6,167	6,557	16,697	38,977	41,448	60,058

NEUROCHEM INC.
Consolidated Statements of Cash Flows, Continued
(Unaudited)
Periods ended June 30, 2007 and 2006
(in thousands of Canadian dollars unless otherwise noted)
(in accordance with Canadian GAAP)

	Three months ended			Six months ended
	June 30,			June 30,
	2007	2007	2006	2007	2007	2006

	(US$ -	(Cdn$)	(Cdn$)	(US$)	(Cdn$)	(Cdn$)
	note 1)			note 1)
Net increase in cash and cash equivalents	$60,035	$63,839	$218	$73,354	$78,003	$35,142

Cash and cash equivalents, beginning of period	26,784	28,482	42,211	13,324	14,168	7,382

Effect of unrealized foreign exchange on cash and cash equivalents	(1,362)	(1,448)	(498)	(1,221)	(1,298)	(593)

Cash and cash equivalents, end of period	$85,457	$90,873	$41,931	$85,457	$90,873	$41,931

Supplemental disclosure to cash flow statements (note 8).
See accompanying notes to unaudited consolidated financial statements.

NEUROCHEM INC.
Notes to Consolidated Financial Statements
(Unaudited)
Periods ended June 30, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share data unless otherwise noted)
1.	Basis of presentation:

The consolidated financial statements include the accounts of Neurochem Inc. and its subsidiaries (Neurochem or the Company). These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). The unaudited consolidated balance sheet as at June 30, 2007, the unaudited consolidated statements of operations and cash flows for the periods ended June 30, 2007, and 2006 and the unaudited consolidated statement of shareholders’ equity for the period ended June 30, 2007, reflect all of the adjustments which, in the opinion of management, are necessary for a fair statement of the results of the interim periods presented. The results of operations for any quarter are not necessarily indicative of the results for the full year. The interim consolidated financial statements follow the same accounting policies and methods of their application as described in note 2 of the annual consolidated financial statements for the year ended December 31, 2006, except as described in note 2 below. The interim consolidated financial statements do not include all disclosures required for annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements as at and for the year ended December 31, 2006.

Translation of convenience:

Up to June 30, 2007, the Company’s functional currency was the Canadian dollar. As a convenience to certain readers, the Company also presents the interim consolidated financial statements in U.S. dollars using the convenience translation method whereby all Canadian dollar amounts are converted into U.S. dollars at the noon exchange rate quoted by the Bank of Canada at June 30, 2007, which was 0.9404 U.S. dollar per Canadian dollar. The information in U.S. dollars is presented only for the convenience of some readers and, thus, has limited usefulness. This translation should not be viewed as a representation that the Canadian dollar amounts in the financial statements actually represent such U.S. dollar amounts or could be or would have been converted into U.S. dollars at the rate indicated.

Change in functional and reporting currency:

Effective July 1, 2007, the Company adopted the U.S. dollar as its functional and reporting currency, as a result of a significant portion of its revenue, expenses, assets, liabilities and financing being denominated in U.S. dollars.

2.	Changes in accounting policies:

On January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA).
a)	Comprehensive income:

Section 1530, Comprehensive Income, introduces a new financial statement which shows the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources. As there are no adjustments, the Company has not recognized any adjustments through comprehensive income for the six-month period ended June 30, 2007.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended June 30, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share data unless otherwise noted)
2.	Changes in accounting policies (continued):
b)	Financial instruments – recognition and measurement:

Section 3855, Financial Instruments – Recognition and Measurement and Section 3861, Financial Instruments – Disclosure and Presentation, establish standards for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. The Company is required to designate its financial instruments into one of five categories, which determine the manner of evaluation of each instrument and the presentation of related gains and losses. Depending on the financial instruments’ classifications, changes in subsequent measurements are recognized in net income or comprehensive income.

The Company has designated its financial instruments as follows:
•	Cash and cash equivalents, marketable securities and restricted cash are classified as “Financial Assets Available for Sale”. These financial assets are marked-to-market.

•	Other receivables are classified as “Loans and Receivables”. Accounts payable, accrued liabilities and convertible notes are classified as “Other Financial Liabilities”. After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method. After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method. For the Company, the measured amount generally corresponds to cost.
The new standards require derivative instruments to be recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. Embedded derivatives are required to be separated from the host contract and accounted for as a derivative financial instrument if the embedded derivative and host contract are not closely related, and the combined contract is not held for trading or designated at fair value. The change in accounting policy related to embedded derivatives resulted in an increase of $181 to the opening deficit at the date of adoption. As of June 30, 2007, the fair value of the embedded derivative liability is $194 and is included in “accrued liabilities” on the consolidated balance sheet. During the six-month period, the change in fair value of the embedded derivative liability of $59 was recorded in the consolidated statement of operations.

As a result of adopting Section 3855, deferred financing costs of $1,789 as at January 1, 2007, relating to convertible notes, have been reclassified from deferred financing fees to convertible notes on the consolidated balance sheet. These costs are being amortized using the effective interest method over the life of the related debt.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended June 30, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share data unless otherwise noted)
2.	Changes in accounting policies (continued):
c)	Equity:

Section 3251, Equity, describes standards for the presentation of equity and changes in equity for the reporting period as a result of the application of Section 1530, Comprehensive Income. This standard did not have an impact on the Company’s consolidated financial statements for the six-month period ended June 30, 2007.

d)	Hedges:

Section 3865, Hedges, specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company’s consolidated financial statements for the six-month period ended June 30, 2007.
3.	Collaboration agreement:

The Company recognized $340 and $777 (2006 — $608 and $1,215, respectively) of revenue for the three-month and six-month periods ended June 30, 2007, under a collaboration agreement entered into in December 2004, representing the amortization of the non-refundable upfront payment over the remaining estimated period through to the anticipated regulatory approval date of the related investigational product candidate.

As required under the terms of the collaboration agreement, the Company has secured, through a bank, a letter of credit in the amount of $6,380 (US$6,000) in connection with the potentially refundable upfront payment received under the collaboration agreement. The Company has classified an equivalent amount of cash as “restricted cash” on the consolidated balance sheet to reflect the collateralization of the amount of the letter of credit.

4.	Convertible notes:

Convertible notes consist of the following:

	June 30,	December 31,
	2007	2006

6% Senior convertible notes due in 2026 (a)	34,870	39,214
6% Senior convertible notes due in 2027 (b)	18,726	—
Derivative — related asset (b)	(74)	—

	$53,522	$39,214

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended June 30, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share data unless otherwise noted)
4.	Convertible notes (continued):
(a)	Changes in the 6% Senior convertible notes due in 2026 for the six-month period ended June 30, 2007 are as follows:

Balance, December 31, 2006	$39,214
Adjustment to reflect change in accounting policy for financial instruments (note 2)	(1,789)
Accretion expense	2,298
Interest paid / payable	(1,423)
Foreign exchange gain	(3,430)

Balance, June 30, 2007	$34,870

(b)	On May 2, 2007, the Company issued US$80,000 aggregate principal amount of convertible notes, consisting of US$40,000 6% senior convertible notes due in 2027 (the Senior Notes) and US$40,000 5% senior subordinated convertible notes due in 2012 (the Junior Notes). The Senior Notes have an initial conversion price equal to the lesser of US$12.68 or the 5-day weighted average trading price of the common shares preceding any conversion subject to adjustments in certain circumstances. The Senior Notes are convertible at the option of the holder at anytime after three days notice. The conversion price is the average trading price of the Company’s trading price for the period preceding the conversion, subject to a ceiling of US$12.68 and a floor of US$6.00. The conversion price may be fixed, subject to shareholders approval, for the period from October 15, 2009 to November 15, 2009. After November 1, 2011, the Senior Notes may be redeemed by the holders if the Company fails to maintain a specified net cash position. The Company will pay interest on the Senior Notes until maturity on May 2, 2027, subject to earlier repurchase, redemption or conversion. The Junior Notes were subject to mandatory conversion into common shares under certain circumstances. In connection with this transaction, the Company issued warrants to purchase an aggregate of 2,250,645 common shares of Neurochem until May 2, 2012 at an initial purchase price of US$12.68 per share, subject to adjustments in certain circumstances.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended June 30, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share data unless otherwise noted)
4.	Convertible notes (continued):
(b)	In accordance with Canadian GAAP, the Senior Notes and the Junior Notes are accounted for as a compound financial instrument and are presented in their component parts of debt and equity. The Company initially allocated the proceeds from the Senior Notes and the Junior Notes between its liability and equity components using the residual value method. The Senior Notes proceeds, net of issue costs of $2,276 (US$2,069), were allocated as follows: $26,046 (US$23,492) to debt, $12,095 (US$10,909) to Equity portion of the convertible notes, $6,549 (US$5,907) to warrants and $2,635 (US$2,377) to derivative - related asset. The Junior Notes proceeds, net of issue costs of $2,967 (US$2,697), were allocated as follows: $30,770 (US$27,753) to debt, $269 (US$243) to Equity portion of the convertible notes, $10,569 (US$9,533) to warrants and $251 (US$226) to derivative - related asset. Issue costs of $2,631 (US$2,373) in relation to equity instruments were charged to the deficit. The fair value of the embedded derivatives was determined using the Binomial model and the fair value of the warrants was determined based on the Black-Scholes pricing model. The models used in the valuation of the components of the convertible notes contain certain subjective assumptions, changes of which may cause significant variation in the estimated fair value of the debt and equity components of the convertible notes.

The Company accretes the carrying value of the Senior Notes and Junior Notes to their face values through a charge to earnings over their expected lives, which are 54 months for the Senior Notes and 1 month for the Junior Notes.

During the quarter ended June 30, 2007, US$10,500 of the Senior Notes were converted into 1,653,859 common shares and the totality of the Junior Notes was converted into 4,444,449 common shares. Subsequent to June 30, 2007, an additional US$25,000 Senior Notes were converted into common shares at an average price of US$6.3044 per share. The Company issued 3,965,462 common shares in connection with these conversions.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended June 30, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share data unless otherwise noted)
4.	Convertible notes (continued):

Changes in the Senior Notes, Junior Notes and derivative-related asset for the quarter ended June 30, 2007 were as follows:

			Derivative -
	Senior Notes	Junior Notes	related asset

Balance as at December 31, 2006 and March 31, 2007	$—	$—	$—

Notes issuance as at May 2, 2007	26,046	30,770	(2,886)

Accretion expense	749	11,838	—

Interest paid / payable	(377)	(187)	—

Conversion by note holders	(6,639)	(41,261)	643

Change in fair value	—	—	2,063

Foreign exchange loss (gain)	(1,053)	(1,160)	106

Balance as at June 30, 2007	$18,726	$—	$(74)

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended June 30, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share data unless otherwise noted)
5.	Share capital:
(a)	Stock option plan:

Changes in outstanding options issued under the stock option plan for the year ended December 31, 2006 and the six-month period ended June 30, 2007 were as follows:

		Weighted
		average
	Number	exercise price

Options outstanding, December 31, 2005	2,309,958	$16.78

Granted	402,000	16.53

Exercised	(100,943)	4.25

Cancelled or expired	(33,519)	20.84

Options outstanding, December 31, 2006	2,577,496	17.17

Granted	236,333	14.43

Exercised	(57,311)	7.37

Cancelled or expired	(9,342)	13.74

Options outstanding, June 30, 2007	2,747,176	$17.15

(b)	Earnings per share:

The impact of stock options and convertible notes is anti-dilutive because the Company incurred losses in 2007 and 2006. All outstanding options and convertible notes included in this computation could potentially be dilutive in the future. At June 30, 2007, 1,896,607 (2006 — 1,688,941) options were not considered in the computation of the diluted weighted average number of shares outstanding, since the exercise price of these options was higher than the average market price. Included in the basic weighted average number of shares outstanding are 140,000 common shares to be issued to the Chief Executive Officer upon formal notification. See note 5 (c).

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended June 30, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share data unless otherwise noted)
5.	Share capital (continued):
(c)	Agreement to issue shares:

The agreement with the Chief Executive Officer, effective December 1, 2004, to issue to him up to 220,000 common shares upon the execution of the agreement and upon achievement of specified performance targets, was approved by regulatory authorities and shareholders in 2005. Stock-based compensation in relation to 140,000 common shares to be issued to the Chief Executive Officer in connection with his execution and achievement of certain specified targets has been recorded to date. The shares will be issued by the Company upon formal notification by the Chief Executive Officer.

(d)	Equity line of credit:

On August 9, 2006, the Company entered into a securities purchase agreement in respect of an equity line of credit facility. The facility will terminate February 9, 2009 and provides the Company with access to financing of up to US$60,000 in return for the issuance of common shares at a discount of 3.0% to market price at the time of drawdown less a placement fee equal to 2.4% of gross proceeds payable to the placement agent. Under the agreement, the Company is committed to draw down at least US$25,000 over the term of the facility. Drawdown requests are subject to the terms and conditions as specified in the agreement. As of June 30, 2007, the Company had not drawn any funds under the equity line of credit.

(e)	Deferred share unit plan:

On February 15, 2007, the Company adopted a deferred share unit (DSU) plan for certain designated employees (the Designated Employees Plan), as well as a DSU plan for members of the Board of Directors (the Board Plan). The Designated Employees Plan permits employees to elect to take all or any portion of their annual bonus in the form of DSUs rather than in cash, while the Board Plan permits members of the Board of Directors to elect to take all of their annual retainer and/or all of their meeting attendance fees as DSUs rather than in cash. The number and price of DSUs are determined by the five-day volume weighted average trading price of the Company’s common shares, as provided for under the respective plans. The DSUs are redeemable only upon the participant’s retirement, death, resignation or termination.

During the six-month period ended June 30, 2007, the Company granted 26,567 DSUs having a weighted average fair value per unit of $11.26. For DSUs, compensation cost is measured based on the market price of the Company’s shares from the date of grant through to the settlement date. The offsetting liability is marked-to-market. Any changes in the market value of the Company’s shares through to the settlement date results in a change to the measure of compensation cost for those awards and is recorded in the consolidated statement of operations. At June 30, 2007, the Company has a liability of $183 with respect to issued DSUs.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended June 30, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share data unless otherwise noted)
6.	Stock-based compensation:

In the three-month and six-month periods ended June 30, 2007, the Company recorded total stock-based compensation (excluding compensation under the deferred share unit plan) of $1,141 and $2,222 (2006 — $1,016 and $1,932, respectively) related to stock options granted after July 1, 2002.

The weighted average fair value of each option is estimated on the effective date of the grant using the Black-Scholes pricing model with the following assumptions:

	June 30,	June 30,
	2007	2006

Risk-free interest rate	4.10%	4.18%
Expected volatility	58%	60%
Expected life in years	7	7
Expected dividend yield	nil	nil

The following table summarizes the weighted average grant-date fair value per share for options granted during the six-month periods ended June 30, 2007 and 2006:

		Weighted average
	Number of	grant-date
	options	fair value

Six-month periods ended:
June 30, 2007	236,333	$8.85
June 30, 2006	402,000	10.46

Dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended June 30, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share data unless otherwise noted)
7.	Related party transactions:

In the three-month and six-month periods ended June 30, 2007, the Company incurred fees of $625 and $1,249 (2006 — $614 and $1,227, respectively) under the terms of a management services agreement entered into in March 2003, as amended in October 2003 and again in December 2004, with Picchio International Inc., a company related to a shareholder, director and officer. During the six-month period ended June 30, 2007, the Company paid $1,000 of performance-based fees which were recorded in accrued liabilities at December 31, 2006. The Company recorded an additional $500 of performance-based fees in the six-month period ended June 30, 2007.

In 2005, the Company entered into a lease agreement with a company in which Picchio Pharma has an equity interest. In the three-month and six-month periods ended June 30, 2007, rental revenue under the agreement amounted to $200 and $440 (2006 — $239 and $479, respectively), and is included in “other income” on the consolidated statements of operations.

On February 1, 2006, the Company entered into an assignment agreement with Parteq Research and Development Innovations (Parteq) (Assignment Agreement) which terminated an amyloid license agreement. This amyloid license agreement granted the Company an exclusive worldwide license under certain intellectual property (Amyloid Intellectual Property). Pursuant to the Assignment Agreement, Parteq agreed and assigned the Amyloid Intellectual Property to the Company for consideration, comprising an upfront payment of $200 and various deferred payment amounts, which are approximately equal to the payments provided for in the amyloid license agreement. The Assignment Agreement also provides for annual technology payments, deferred milestone payments and deferred graduated payments based on gross revenues to be generated from commercialized products, which approximate the payments included in the amyloid license agreement.

In March 2006, the Company invested an additional amount of $1,660 in a holding company that owns shares of Innodia Inc, a company in which Picchio Pharma has an equity interest.

The transactions were recorded at the exchange amount, which is the consideration established by and agreed to by the parties.
8.	Statements of cash flows — supplementary disclosure:
(a)	Cash and cash equivalents:

Cash and cash equivalents consist of cash balances with banks and short-term investments:

	June 30,	December 31,
	2007	2006

Cash balances with banks	$1,656	$2,370
Short-term investments yielding interest between 4.30% and 5.33% (December 31, 2006: 4.32% to 5.31%)	89,217	11,798

	$90,873	$14,168

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended June 30, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share data unless otherwise noted)
8.	Statements of cash flows — supplementary disclosure (continued):
(b)	Interest:

	Three months		Six months
	ended June 30,		ended June 30,
	2007	2006	2007	2006

Cash paid in the period for:
Interest	$1,708	$—	$1,770	$—
     (c) Non-cash transactions:

	June 30,	December 31,
	2007	2006

Additions to property and equipment and patents included in accounts payable and accrued liabilities at the end of the period	$312	$387

Management’s Discussion and Analysis for the
Three and Six-Month Periods Ended June 30, 2007
Neurochem Inc. (Neurochem or the Company) is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Its pipeline of innovative oral product candidates primarily targets neurological disorders.
The following discussion and analysis should be read in conjunction with the Company’s unaudited consolidated financial statements for the six-month period ended June 30, 2007, as well as the Company’s audited consolidated financial statements for the year ended December 31, 2006, which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). For discussion regarding related-party transactions, contractual obligations, disclosure controls and procedures, internal control over financial reporting, critical accounting policies and estimates, recent accounting pronouncements, and risks and uncertainties, refer to the Annual Report and the Annual Information Form for the year ended December 31, 2006, which are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. All dollar figures are Canadian dollars, unless specified otherwise.
Results of operations
For the three-month period ended June 30, 2007, the net loss amounted to $33,830,000 ($0.83 per share), compared to $20,374,000 ($0.53 per share) for the corresponding period in the previous year. For the six-month period ended June 30, 2007, the net loss amounted to $58,448,000 ($1.47 per share), compared to $37,508,000 ($0.97 per share) for the same period last year.
The net loss for the periods ended June 30, 2007 includes a non-cash charge under Canadian GAAP of $11,651,000 relating to the US$40 million 5% senior subordinated convertible notes which were converted into common shares during the current quarter at US$9 per share.
Revenue from collaboration agreement amounted to $340,000 for the current quarter ($777,000 for the six-month period), compared to $608,000 for the same period in the previous year ($1,215,000 for the six-month period). This revenue is earned under the agreement with Centocor, Inc. (Centocor) in respect of eprodisate (KIACTA™), an oral investigational product candidate for the treatment of Amyloid A (AA) amyloidosis. Revenue recognized is in respect of the non-refundable upfront payment received from Centocor, which is being amortized over the estimated period through to the anticipated regulatory approval date of the investigational product candidate. The estimated period is subject to change based on additional information that the Company may receive periodically. The other portion of the upfront payment received from Centocor (US$6,000,000) has been classified as deferred revenue and is not being amortized as earned revenue given that it is potentially refundable. In the event that the Company receives an approval letter issued by the U.S. Food and Drug Administration (FDA), the amount would no longer be refundable and would be amortized as earned revenue. In July 2007, the Company received a second approvable letter from the FDA for eprodisate (KIACTA™) for the treatment of AA

1

amyloidosis. In this action letter, the FDA indicated that an additional efficacy trial will be necessary before the FDA could approve the investigational product candidate. The approvable letter states that additional submissions, filed by Neurochem as part of its complete response to this approvable letter, may address issues raised in this letter. The FDA has indicated that additional submissions could persuade the agency to eliminate the requirement for an additional trial. The FDA also asked for additional information, including further pharmacokinetic studies, and again acknowledged that a QT clinical study should be submitted as part of a Phase IV (post-approval) commitment. The Company expects to file a complete response to this second approvable letter in the near future. Neurochem is also seeking marketing approval for eprodisate (KIACTA™) for the treatment of AA amyloidosis in the European Union, Switzerland and Canada. In September 2006, the European Medicines Agency (EMEA) confirmed that it had commenced a regulatory review of eprodisate (KIACTA™). The Marketing Authorization Application is being reviewed under the EMEA’s centralized procedure. An authorization from the EMEA would apply to all 27 European Union member states, as well as Norway and Iceland.
Reimbursable costs revenue amounted to $144,000 for the current quarter ($294,000 for the six-month period), compared to $205,000 for the same period in the previous year ($435,000 for the six-month period) and consists of costs reimbursable by Centocor in respect of eprodisate (KIACTA™)-related activities. The Company earns no margin on these reimbursable costs.
Research and development expenses, before research tax credits and grants, amounted to $16,115,000 for the current quarter ($35,827,000 for the six-month period), compared to $14,342,000 for the same period in the previous year ($28,068,000 for the six-month period). The increase is due to expenses incurred in relation to the development of tramiprosate (ALZHEMED™) primarily in respect of the ongoing Phase III clinical trial in Europe and the North American open-label extension of the Phase III study, as well as the conduct of a QT cardiac status Phase I study. Tramiprosate (ALZHEMED™) is the Company’s investigational product candidate for the treatment of Alzheimer’s disease (AD). Tramiprosate (ALZHEMED™) completed its 18-month North American Phase III clinical trial during the first quarter of 2007 and the Company announced in April 2007 that the database had been locked. Neurochem has been advised by its external team of statisticians (the statisticians) that adjustment to the initial statistical model, as set out in the statistical plan, would be necessary to provide accurate results. The procedure to arrive at a reliable model involves a detailed analysis of potential confounding factors such as the effect of concomitant medications, baseline characteristics of the study population or differences in clinical sites. The statisticians have indicated that they have made progress adjusting the statistical model, reaching an acceptable level of validity for the disease modification endpoint, as measured by magnetic resonance imaging (MRI). In July 2007, the FDA designated tramiprosate (ALZHEMED™) as a Fast Track Product for the treatment of AD. Under the FDA Modernization Act of 1997, the Fast Track designation program is intended to facilitate the development and expedite review of drugs developed for the treatment of serious

2

or life-threatening conditions and that demonstrate the potential to address an unmet medical need for such a condition. The Company is meeting the FDA in August to discuss the tramiprosate (ALZHEMED™) Phase III program and present an update on the work accomplished to date on the North American Phase III clinical trial. Neurochem will also seek the FDA’s feedback and validation of the next steps that would be acceptable to the agency, especially with respect to the statistical models. The Company expects the results to be available in 2007. The North American Phase III clinical trial included 1,052 patients at 67 clinical centers across the U.S. and Canada. All patients who completed the North American Phase III clinical trial were eligible to receive tramiprosate (ALZHEMED™) in an open-label extension of the Phase III study. The European Phase III clinical trial on tramiprosate (ALZHEMED™) was launched in September 2005. This study also has a duration of 18 months and the trial is being conducted at approximately 70 clinical centers in ten European countries. As of June 30, 2007, 939 patients were randomized in the European clinical trial. Patient screening activities will stop in August 2007 as Neurochem has exceeded its original patient enrolment objectives. However, in light of the information and experience gained from the North American Phase III clinical trial, Neurochem is presently considering modifications that would need to be made to the design of the European trial. Both Phase III clinical trials are multicentre, randomized, double-blind, placebo-controlled, three-armed, parallel-designed trials. For the six-month period ended June 30, 2007, research and development expenses also included costs incurred to support the North American Phase III clinical trial for tramiprosate (ALZHEMED™), the ongoing open-label extension of the eprodisate (KIACTA™) Phase II/III study, as well as ongoing drug discovery programs.
Research tax credits and grants amounted to $541,000 this quarter ($1,134,000 for the six-month period), compared to $494,000 for the corresponding period in the previous year ($1,029,000 for the six-month period). Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program for expenditures incurred in Quebec.
General and administrative expenses totaled $3,464,000 for the current quarter ($7,518,000 for the six-month period), compared to $3,366,000 for the same quarter in the previous year ($6,808,000 for the six-month period). These costs are incurred to support the overall activities of the Company.
Arbitral award amounted to nil for the current quarter and six-month period compared to $2,089,000 for the quarter and six-month period ended June 30, 2006. This expense relates to the dispute with Immtech Pharmaceuticals, Inc. (formerly known as Immtech International, Inc. (Immtech)), which came to a conclusion in January 2007 when Immtech, the University of North Carolina at Chapel Hill (UNC), and Georgia State University Research Foundation, Inc. filed with the Federal District Court for the Southern District of New York, U.S.A. a Notice of Voluntary Dismissal. The plaintiffs voluntarily dismissed their complaint against Neurochem in the Federal District Court without any payment, license, business agreement, concession or compromise by Neurochem. The dispute

3

concerned an agreement entered into between Immtech and Neurochem in April 2002 under which Neurochem had the right to apply its proprietary anti-amyloid technology to test certain compounds to be provided by Immtech.
Reimbursable costs amounted to $144,000 for the current quarter ($294,000 for the six-month period), compared to $205,000 for the same period in the previous year ($435,000 for the six-month period), and consist of costs incurred on behalf of Centocor in respect of eprodisate (KIACTA™)-related activities and reimbursable by Centocor.
Stock-based compensation amounted to $1,025,000 for the current quarter ($2,106,000 for the six-month period), compared to $1,016,000 for the corresponding quarter in the previous year ($1,932,000 for the six-month period). This expense relates to stock options and stock-based incentives, whereby compensation cost in relation to stock options is measured at fair value at the date of grant and is expensed over the award’s vesting period.
Depreciation, amortization and patent cost write-off amounted to $395,000 for the current quarter ($802,000 for the six-month period), compared to $409,000 for the same quarter in the previous year ($902,000 for the six-month period). The decrease in the six-month period is mainly attributable to certain patent costs of $106,000 written off during the first quarter of 2006.
Interest income amounted to $1,057,000 for the current quarter ($1,775,000 for the six-month period), compared to $580,000 for the same quarter in the previous year ($1,223,000 for the six-month period). The increase is mainly attributable to higher average cash balances and higher interest rates during the current periods, compared to the same periods in the previous year.
Accretion expense amounted to $13,712,000 for the current quarter ($14,885,000 for the six-month period), and mainly represents the imputed interest under GAAP on the US$42,085,000 aggregate principal amount of 6% convertible senior notes issued in November 2006, as well as on the US$40,000,000 6% senior convertible notes (Senior Notes) and US$40,000,000 5% senior subordinated convertible notes (Junior Notes) issued in May 2007. The Company accretes the carrying values of the convertible notes to their face value through a charge to earnings over their expected lives of 60 months, 54 months and 1 month, respectively. Of the total accretion expense recorded in the quarter and six-month period ended June 30, 2007, $11,838,000 relates to accretion expense on the Junior Notes, which were fully converted during the second quarter of 2007.
Change in fair value of derivative-related asset amounted to a loss of $2,122,000 for the current periods and represents the variation in the fair value of the embedded derivatives included in the aggregate US$80,000,000 Senior and Junior Notes issued in May 2007.

4

Foreign exchange gain amounted to $581,000 for the current quarter (gain of $702,000 for the six-month period), compared to a loss of $524,000 for the same quarter in the previous year (loss of $570,000 for the six-month period). Foreign exchange gains or losses arise on the movement in foreign exchange rates related to the Company’s net monetary assets held in foreign currencies, primarily U.S. dollars.
Other income amounted to $530,000 for the current quarter ($814,000 for the six-month period), compared to $308,000 for the same quarter in the previous year ($593,000 for the six-month period). Other income consists of non-operating revenue, primarily sub-lease revenue.
Share of loss in a company subject to significant influence amounted to nil for the current quarter ($372,000 for the six-month period), compared to $891,000 for the corresponding quarter in the previous year ($1,707,000 for the six-month period). Non-controlling interest amounted to nil for the current quarter ($123,000 for the six-month period), compared to $296,000 for the corresponding quarter in the previous year ($558,000 for the six-month period). These items result from the consolidation of the Company’s interest in a holding company (Innodia Holding) that owns shares of Innodia Inc., for which Neurochem is the primary beneficiary. The share of loss recorded in the current year has reduced the Company’s long-term investment in Innodia Holding to nil. Innodia Inc. is a private, development-stage company engaged in developing novel drugs for the treatment of type 2 diabetes and underlying diseases.
Related-party transactions
(In thousands of Canadian dollars)

	Three-month periods		Six-month periods
	ended June 30,		ended June 30,
	2007	2006	2007	2006
Management services expense	$625	$614	$1,249	$1,227

Sub-lease revenue	$200	$239	$440	$479
Please refer to note 7 of the unaudited Consolidated Financial Statements for the six-month period ended June 30, 2007, for details and additional related-party transactions.
Quarterly results (unaudited)
(In thousands of Canadian dollars, except per share data)

			Net loss per share
Quarter	Revenue	Net loss	Basic and diluted
	$	$	$
Year ended December 31, 2007
Second	484	(33,830)	(0.83)
First	587	(24,618)	(0.63)

Year ended December 31, 2006
Fourth	770	(19,359)	(0.50)

5

			Net loss per share
Quarter	Revenue	Net loss	Basic and diluted
	$	$	$
Third	777	(18,520)	(0.48)
Second	813	(20,374)	(0.53)
First	837	(17,134)	(0.45)

Year ended December 31, 2005
Fourth	837	(15,628)	(0.42)
Third	920	(21,074)	(0.58)
The increase in quarterly losses year over year is primarily due to additional investments in research and development as the Company advances its product candidates through clinical trials. The increase in the current quarter net loss is also due to accretion expense recorded on the convertible notes issued in November 2006 and May 2007. The decrease in the 2006 third quarter net loss compared to the same period in the previous year is mainly attributable to a reduction in legal fees incurred by the Company with regards to the dispute with Immtech.
Liquidity and capital resources
As at June 30, 2007, the Company had available cash, cash equivalents and marketable securities of $90,873,000, compared to $56,821,000 at December 31, 2006. The increase is primarily due to proceeds received from the issue of convertible notes in May 2007 and is partially offset by funds used in operating activities.
On May 2, 2007, the Company issued US$80,000,000 aggregate principal amount of convertible notes, consisting of US$40,000,000 6% senior convertible notes due in 2027 and US$40,000,000 5% senior subordinated convertible notes due in 2012. The 6% senior convertible notes have an initial conversion price equal to the lesser of US$12.68 or the 5-day weighted average trading price of the common shares preceding any conversion, subject to adjustments in certain circumstances. The Company will pay interest on the 6% senior convertible notes until maturity on May 2, 2027, subject to earlier repurchase, redemption or conversion. The 5% senior subordinated convertible notes were subject to mandatory conversion into common shares under certain circumstances. In connection with this transaction, the Company issued warrants to purchase an aggregate of 2,250,645 common shares until May 2, 2012, at an initial purchase price of US$12.68 per share, subject to adjustments in certain circumstances. During the quarter ended June 30, 2007, US$10,500,000 of the 6% senior convertible notes were converted into 1,653,859 common shares and the totality of the 5% senior subordinated convertible notes were converted into 4,444,449 common shares.
Subsequent to June 30, 2007, an additional US$25,000,000 6% senior convertible notes were converted into common shares at an average price of US$6.3044. The Company issued 3,965,462 common shares in connection with these conversions.

6

In August 2006, the Company entered into a securities purchase agreement in respect of an equity line of credit facility (ELOC) with Cityplatz Limited (Cityplatz), that provides the Company up to US$60,000,000 of funds in return for the issuance of common shares at a discount of 3.0% to market price at the time of draw downs over term, less a placement fee equal to 2.4% of gross proceeds payable to the placement agent, Rodman & Renshaw, LLC. The ELOC established by the securities purchase agreement will terminate on February 9, 2009. The ELOC shall also terminate if (i) the Company’s common shares are de-listed from NASDAQ unless the common shares are listed at such time on another trading market specified in the agreement and such de-listing is in connection with a subsequent listing on another trading market specified in the agreement, (ii) the Company is subject to a change of control transaction or (iii) the Company suffers a material adverse effect which cannot be cured prior to the next drawdown notice. The Company may terminate the securities purchase agreement (i) if Cityplatz fails to fund a properly notified drawdown within five trading days of the end of the applicable settlement period or (ii) after it has drawn down at least US$25,000,000 under the ELOC. Either party may also terminate the securities purchase agreement if the volume-weighted average price of the Company’s common shares is below US$5 for more than 30 consecutive trading days, as adjusted. As at June 30, 2007, the Company had not drawn any funds under the ELOC.
As at June 30, 2007, the Company’s workforce comprised 184 employees. During the year ended December 31, 2006 and the first quarter of 2007, the Company increased its workforce in anticipation of commercialization and completion of clinical programs. During the second quarter of 2007, the workforce was reduced due to delays encountered in the product candidate development programs.
As at July 31, 2007, the Company had 44,880,641 common shares outstanding, 220,000 common shares issuable to the Chief Executive Officer upon the achievement of specified performance targets, 2,744,176 options granted under the stock option plan, 7,051,137 shares potentially issuable under the convertible notes and 2,250,645 warrants outstanding, for a total of 57,146,599 common shares, on a fully diluted basis.
The Company believes that its available cash and short-term investments, expected interest income, potential funding from partnerships, research collaborations and licensing agreements, potential proceeds from the equity line of credit facility, research tax credits, grants, and access to capital markets should be sufficient to finance the Company’s operations and capital needs during the ensuing year. However, in light of the uncertainties associated with the regulatory approval process, clinical trial results, and the Company’s ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Company’s operations in the future.

7

Effective July 1, 2007, the Company adopted the U.S. dollar as its functional and reporting currency, as a result of a significant portion of its revenue, expenses, assets, liabilities and financing is now denominated in U.S. dollars.

8

Reconciliation to United States Generally
Accepted Accounting Principles
NEUROCHEM INC.
Years ended December 31, 2006, 2005 and 2004, and period from inception
(June 17, 1993) to December 31, 2006
Six-month periods ended June 30, 2007 and 2006 (unaudited)

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to
December 31, 2006
Six-month periods ended June 30, 2007 and 2006 (unaudited)
(In thousands of Canadian dollars, except share and per share data, unless otherwise noted)
The audited consolidated financial statements of the Company as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 and for the period from inception (June 17, 1993) to December 2006 (the “2006 Consolidated Financial Statements”), as well as the unaudited interim financial statements as at June 30, 2007 and for the six-month periods ended June 30, 2007 and 2006 (the “2007 Interim Financial Statements”) have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The following note, which should be read in conjunction with the 2006 Consolidated Financial Statements and the 2007 Interim Financial Statements, provides a reconciliation to generally accepted accounting principles as applied in the United States (“U.S. GAAP”) and the additional disclosures required for the presentation of the financial statements in accordance with U.S. GAAP and SEC rules and regulations.
(a)	Consolidated statements of operations:

The reconciliation of earnings reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

	Six-month	Six-month				Cumulative
	period ended	period ended	Year ended	Year ended	Year ended	since
	June 30,	June 30,	December 31,	December 31,	December 31,	inception of
	2007	2006	2006	2005	2004	operations

Net loss in accordance with Canadian GAAP	$(58,448)	$(37,508)	$(75,387)	$(72,366)	$(52,399)	$(333,438)

Adjustments for:
Stock-based compensation costs: (1)
Canadian GAAP	2,222	1,932	4,048	4,795	4,038	15,103
U.S. GAAP	(2,222)	(1,967)	(4,083)	—	(8)	(8,288)
Long-term investment (2)	—	—	—	—	(1,730)	—
Sale-leaseback (4)	(277)	(303)	(588)	(201)	—	(1,066)
Convertible notes (5)	1,501	—	(101)	—	—	1,400
Convertible notes (6)	(8,269)	—	—	—	—	(8,269)
Other	(181)	—	—	—	—	(181)

Net loss in accordance with U.S. GAAP	$(65,674)	$(37,846)	$(76,111)	$(67,772)	$(50,099)	$(334,739)

Loss per share under U.S. GAAP:
Basic and diluted	$(1.65)	$(0.98)	$(1.97)	$(1.93)	$(1.66)

Weighted average number of shares	39,750,174	38,475,059	38,654,063	35,104,342	30,156,194

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to
December 31, 2006
Six-month periods ended June 30, 2007 and 2006 (unaudited)
(In thousands of Canadian dollars, except share and per share data, unless otherwise noted)
(b)	Consolidated shareholders’ equity:

A reconciliation of shareholders’ equity items in accordance with Canadian GAAP with U.S. GAAP is as follows:
(i)	Share capital:

	June 30,	December 31,	December 31,
	2007	2006	2005
	(Unaudited)
Share capital, Canadian GAAP	$318,838	$270,923	$260,968

Adjustments for:
Stock-based compensation (1)	(943)	(943)	(943)
Share issue costs (3)	(16,482)	(16,482)	(16,482)
Convertible notes (6)	8,153	—	—

Share capital, U.S. GAAP	$309,566	$253,498	$243,543

(ii)	Equity portion of convertible notes:

	June 30,	December 31,	December 31,
	2007	2006	2005
	(Unaudited)
Equity portion of convertible notes:
Canadian GAAP	$18,660	$9,740	$—

Adjustment for:
Convertible notes (5)	(9,740)	(9,740)	—
Convertible notes (6)	(8,920)	—	—

Equity portion of convertible notes, U.S. GAAP	$—	$—	$—

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to
December 31, 2006
Six-month periods ended June 30, 2007 and 2006 (unaudited)
(In thousands of Canadian dollars, except share and per share data, unless otherwise noted)
(b)	Consolidated shareholders’ equity (continued):
(iii)	Additional paid-in capital:

	June 30,	December 31,	December 31,
	2007	2006	2005
	(Unaudited)
Additional paid-in capital,
Canadian GAAP	$19,349	$13,946	$10,052

Adjustments for:
Stock-based compensation (1)
Canadian GAAP — current reversed	(16,168)	(13,946)	(10,052)
U.S. GAAP — current	2,222	3,929	—
Cumulative effect of prior years	5,638	1,709	1,709
Convertible notes (6)	13,674	—	—

Additional paid-in capital, U.S. GAAP	$24,715	$5,638	$1,709

(iv)	Warrants:

	June 30,	December 31,	December 31,
	2007	2006	2005
	(Unaudited)
Warrants,
Canadian GAAP	$18,690	$—	$—

Adjustments for:
Convertible notes (6)	(18,690)	—	—

Warrants, U.S. GAAP	$—	$—	$—

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to
December 31, 2006
Six-month periods ended June 30, 2007 and 2006 (unaudited)
(In thousands of Canadian dollars, except share and per share data, unless otherwise noted)
(v)	Deficit:

	June 30,	December 31,	December 31,
	2007	2006	2005
	(Unaudited)
Deficit, Canadian GAAP	$(357,869)	$(296,609)	$(220,748)

Adjustments for:
Stock-based compensation (1):
Canadian GAAP — cumulative effect of prior years reversed	15,043	10,995	6,200
Canadian GAAP — current year reversed	2,222	4,048	4,795
U.S. GAAP — current year	(2,222)	(4,083)	—
Cumulative effect of prior years	(5,792)	(1,709)	(1,709)
Sale-leaseback (4)	(1,066)	(789)	(201)
Convertible notes (5)	1,400	(101)	—
Share issue costs related to equity portion of convertible notes (5)	474	474	—
Convertible notes (6)	(8,269)	—	—
Issuance costs related to warrants expensed for U.S. GAAP (6)	2,631	—	—

	4,421	8,835	9,085

Share issue expenses (3)	16,482	16,482	16,482

Deficit, U.S. GAAP	$(336,966)	$(271,292)	$(195,181)

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to
December 31, 2006
Six-month periods ended June 30, 2007 and 2006 (unaudited)
(In thousands of Canadian dollars, except share and per share data, unless otherwise noted)
(b)	Consolidated shareholders’ equity (continued):
(v)	Deficit (continued):
(1)	Stock-based compensation:

Prior to January 1, 2006:

Employees

For U.S. GAAP purposes, the Company elected to follow the intrinsic value method of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) in accounting for stock options granted under the Stock Option Plan. Under the intrinsic value method, compensation cost is recognized for the difference, if any, between the quoted market price of the stock as at the grant date and the amount the individual must pay to acquire the stock. The Company recorded compensation expense of nil in 2005 (December 31, 2004 — $8) in respect of options granted prior to the Company’s initial public offering at prices other than the quoted market price at date of grant.

For Canadian GAAP purposes, the Company adopted the fair value method of accounting for stock options granted under the Stock Option Plan effective January 1, 2004 (see note 3 (a) to the 2006 Consolidated Financial Statements).

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to
December 31, 2006
Six-month periods ended June 30, 2007 and 2006 (unaudited)
(In thousands of Canadian dollars, except share and per share data, unless otherwise noted)
(b)	Consolidated shareholders’ equity (continued):
(v)	Deficit (continued):
(1)	Stock-based compensation (continued):

Prior to January 1, 2006:
Fair-value method

U.S. GAAP requires disclosure of the pro forma net loss using the fair value method of accounting for stock options. The U.S. GAAP calculation presented hereafter considers options granted prior to the effective date of the Canadian GAAP requirements. If the fair value based accounting method under FAS 123 had been used to account for stock-based compensation costs relating to options, the net loss and related loss per share figures under U.S. GAAP would have been as follows:

			Cumulative
			since
			inception of
	Year ended	Year ended	operations to
	December 31,	December 31,	December 31,
	2005	2004	2005

Reported net loss,
U.S. GAAP	$(67,772)	$(50,099)	$(192,954)

Add: Stock-based employee compensation expense determined under the intrinsic value method included in reported net earnings, net of related taxes of nil	—	8	1,983
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related taxes of nil	(1,681)	(1,701)	(8,946)

	$(69,453)	$(51,792)	$(199,917)

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

Loss per share (U.S. GAAP)

Basic:
As reported	$(1.93)	$(1.66)
Pro forma	(1.98)	(1.72)

Diluted:
As reported	(1.93)	(1.66)
Pro forma	(1.98)	(1.72)

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to
December 31, 2006
Six-month periods ended June 30, 2007 and 2006 (unaudited)
(In thousands of Canadian dollars, except share and per share data, unless otherwise noted)
(b)	Consolidated shareholders’ equity (continued):
(1)	Stock-based compensation (continued):

Fair-value method (continued)

Effective January 1, 2006

For U.S. GAAP purposes, the Company adopted Statement of Financial Accounting Standards (SFAS) 123R (SFAS 123R), Share-based Payment, on January 1, 2006, which requires the expensing of all options issued, modified or settled based on the grant date fair value over the period during which the employee is required to provide service. The Company adopted SFAS 123R using the modified prospective approach, which requires application of the standard to all awards granted, modified or cancelled after January 1, 2006 and to all awards for which the requisite service has not been rendered as at such date. Previously, the Company elected to follow the intrinsic value method of accounting under ABP 25, Accounting for Stock Issued to Employees, in accounting for stock options under the Stock Option Plan. Under the intrinsic value method, compensation cost is recognized for the difference between the quoted market price of the stock at the grant date and the amount the individual must pay to acquire the stock.

Additional disclosures for the period ended June 30, 2007 required under SFAS 123R are as follows:

	Options outstanding				Non-vested options
		Weighted	Weighted			Weighted
		average	average	Aggregate		average
		exercise	years to	intrinsic		grant date
	Number	price	expiration	value	Number	fair value

Outstanding, December 31, 2005	2,309,958	$16.78	7.6		1,138,287	$10.75
Cancelled or expired	(33,519)	20.84	7.7		(23,019)	9.51
Exercised	(100,943)	4.25	4.7		(14,818)	2.96
Granted	402,000	16.53	9.3		402,000	10.46
Vested	—	—	—		(336,992)	10.04

Outstanding, December 31, 2006	2,577,496	17.17	7.0	20,208	1,165,458	10.98
Cancelled or expired	(9,342)	13.74	8.2		(9,342)	8.45
Exercised	(57,311)	7.37	5.7		(45,834)	5.25
Granted	236,333	14.43	9.7		236,333	8.85
Vested	—	—	—		(221,660)	11.41

Outstanding, June 30, 2007	2,747,176	$17.15	6.8	—	1,124,955	$10.70

Options exercisable	1,622,221	$16.10	6.0	$—	N/A	$ N/A

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to
December 31, 2006
Six-month periods ended June 30, 2007 and 2006 (unaudited)
(In thousands of Canadian dollars, except share and per share data, unless otherwise noted)
(b)	Consolidated shareholders’ equity (continued):
(1)	Stock-based compensation (continued):

Effective January 1, 2006 (continued)

The Company has a policy of issuing new shares to satisfy share option exercises.

The aggregate intrinsic value represents the pre-tax intrinsic value based on the Company’s closing stock price at June 30, 2007 of $6.90 (December 31, 2006 of $25.01), which would have been received by option holders had they exercised their options at that date.

At June 30, 2007, the unrecognized compensation cost related to non-vested options were $10,908 and the remaining weighted average recognition period was 7 years.

The weighted average fair value of each option granted was estimated on the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

	Period ended	Period ended	Year ended	Year ended	Year ended
	June 30,	June 30,	December 31,	December 31,	December 31,
	2007	2006	2006	2005	2004
	(Unaudited)	(Unaudited)
Risk-free interest rate	4.10%	4.18%	4.18%	3.86%	3.82%
Expected volatility	58%	60%	60%	58%	43%
Expected life in years	7	7	7	7	7
Expected dividend yield	nil	nil	nil	nil	nil

The following table summarizes the weighted average grant date fair value per share for options granted:

		Weighted
		average
		grant date
	Number of	fair value
	options	per share

Periods ended:
June 30, 2007 (unaudited)	236,333	$8.85
June 30, 2006 (unaudited)	402,000	10.46
December 31, 2006	402,000	10.46
December 31, 2005	318,500	12.77
December 31, 2004	797,000	12.83

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to
December 31, 2006
Six-month periods ended June 30, 2007 and 2006 (unaudited)
(In thousands of Canadian dollars, except share and per share data, unless otherwise noted)
(b)	Consolidated shareholders’ equity (continued):
(2)	Long-term investment:

For U.S. GAAP purposes, the Company’s long-term investment was considered a variable interest entity (VIE) as defined in FIN46R, Consolidation of Variable Interest Entities, as of January 1, 2004. An enterprise consolidates a VIE if that enterprise has a variable interest that will absorb a majority of the VIE’s expected losses if they occur, receive a majority of the VIE’s expected returns if they occur, or both. For Canadian GAAP, similar guidance was adopted January 1, 2005.

(3)	Share issue costs:

For U.S. GAAP purposes, share issue costs are recorded as a reduction of the proceeds raised from the issuance of share capital. For Canadian GAAP purposes, share issue costs were charged to the deficit.

(4)	Sale-leaseback:

For Canadian GAAP purposes, the Company recorded the sale of facilities in November 2005 which were leased back by the Company, as a sale-leaseback transaction, with the resulting gain deferred and recognized over the lease term. Under U.S. GAAP, the Company’s option to purchase the property represents continuing involvement in the property and, consequently, the transaction is precluded from sale-leaseback accounting. As a result, the sale and deferred gain on the transaction are not recognized in U.S. GAAP. The sale proceeds are recognized as a liability and the property continues to be shown as an asset until the conditions for sales recognition are met. Lease payments, exclusive of an interest portion recognized under the interest method, decrease the liability over the term.

Under U.S. GAAP, the following additional disclosures, related to property and equipment and long-term debt, are required:

			June 30,
			2007
			(Unaudited)
		Accumulated	Net book
	Cost	depreciation	value

Land	$1,646	$—	$1,646
Building	9,493	1,699	7,794

	$11,139	$1,699	$9,440

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to
December 31, 2006
Six-month periods ended June 30, 2007 and 2006 (unaudited)
(In thousands of Canadian dollars, except share and per share data, unless otherwise noted)
(b)	Consolidated shareholders’ equity (continued):
(4)	Sale-leaseback (continued):

			December 31,
			2006
		Accumulated	Net book
	Cost	depreciation	value

Land	$1,646	$—	$1,646
Building	9,493	1,407	8,086

	$11,139	$1,407	$9,732

	June 30,	December 31,	December 31,
	2007	2006	2005
	(Unaudited)

Finance obligation, bearing interest at 5.4% per annum, repayable in equal monthly instalments of principal interest of $213, with scheduled annual increases of 2.5% in this amount in December 2006 and the next four years thereafter, followed by an annual increase of 3% in December 2009 and each of the 10 years thereafter	$30,539	$31,025	$31,901

Less current portion	1,050	990	876

	$29,489	$30,035	$31,025

Scheduled future repayments of the finance obligation as at June 30, 2007 in the next five years are as follows:

Twelve months ended June 30:
2008	$1,050
2009	1,176
2010	1,311
2011	1,463
2012	1,632
Thereafter	23,907

$30,539

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to
December 31, 2006
Six-month periods ended June 30, 2007 and 2006 (unaudited)
(In thousands of Canadian dollars, except share and per share data, unless otherwise noted)
(b)	Consolidated shareholders’ equity (continued):
(5)	Convertible notes (November 2006):

In accordance with Canadian GAAP, the Convertible Notes are accounted for as a compound financial instrument and are presented in their component parts of debt and equity. The debt component, net of issuance costs, is accreted to its face value through a charge to earnings over its expected term. Issue costs incurred in connection with the issuance of the Convertible Notes pertain to equity and have been classified as share issue costs under Canadian GAAP.

Under U.S. GAAP, all of the proceeds received from the Convertible Notes were recorded as long-term obligations. Total issue costs relating to the Convertible Notes were recorded in deferred financing fees.

(6)	Convertible notes (May 2007):

In accordance with Canadian GAAP, the Convertible Notes are accounted for as a compound financial instrument and are presented in their component parts of debt and equity. The debt component, net of issuance costs, is accreted to its face value through a charge to earnings over its expected term. Embedded derivatives, that are not clearly and closely related to the debt component, have been separated and marked-to-market at each reporting period. Issue costs incurred in connection with the issuance of the Convertible Notes that pertain to equity have been classified as share issue costs under Canadian GAAP.

Under U.S. GAAP, substantially all of the proceeds received from the Convertible Notes were recorded as long-term obligations. The warrants and embedded derivatives issued in connection with the Convertible Notes were determined to be liabilities and the proceeds attributable to these instruments were recorded as long-term obligations. The warrant liability and embedded derivatives are marked-to-market at each reporting date under US GAAP. In addition, a beneficial conversion feature, representing the intrinsic value attached to the conversion features of the Convertible Notes, is recorded and accreted from the date of issuance to the stated redemption date. On conversion, all of the remaining unamortized discount on the debt and the beneficial conversion feature is recognized immediately as a charge to earnings.
(c)	Consolidated comprehensive income:

FAS 130, Reporting Comprehensive Income, requires the Company to report and display information related to comprehensive income for the Company. Comprehensive income consists of net income and all other changes in shareholders’ equity that do not result from changes from transactions with shareholders, such as cumulative foreign currency translation adjustments and unrealized gains or losses on securities. There were no adjustments to the net loss, U.S. GAAP, required to reconcile to the comprehensive loss.

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to
December 31, 2006
Six-month periods ended June 30, 2007 and 2006 (unaudited)
(In thousands of Canadian dollars, except share and per share data, unless otherwise noted)
(d)	Other disclosures required by U.S. GAAP:
(i)	Debt and equity investments:

In accordance with FAS 115, Accounting for Certain Investments in Debt and Equity Securities, the Company’s marketable securities are classified as held-to-maturity and the amortized cost, gross unrealized holding gains, unrealized holding losses and fair value by security-type were as follows:

At December 31, 2006

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding	Fair
	cost	gains	losses	value

June 30, 2007:
Commercial paper	$—	$—	$—	$—

December 31, 2006:
Commercial paper	42,653	—	(1)	42,652

December 31, 2005
Commercial paper	63,709	—	(23)	63,686

(ii)	Supplementary information:

Under U.S. GAAP and SEC rules, separate disclosure is required for the following statement of operations item reported under Canadian GAAP. There is no similar requirement under Canadian GAAP.

	Period ended	Period ended	Year ended	Year ended	Year ended
	June 30,	June 30,	December, 31	December 31,	December 31,
	2007	2006	2006	2005	2004
	(Unaudited)	(Unaudited)
Rental expense	$1,642	1,653	$3,373	$594	$553

Under U.S. GAAP, separate disclosure is required of the accounting policy for legal costs expected to be incurred in connection with a SFAS 5, Accounting for Contingencies, loss contingency. The Company expenses these costs as incurred.

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December, 31, 2006
Six-month periods ended June 30, 2007 and 2006 (unaudited)
(In thousands of Canadian dollars, except share and per share data, unless otherwise noted)
(d)	Other disclosures required by U.S. GAAP (continued):
(iii)	Classification of stock-based compensation:

Under U.S. GAAP, the total stock-based compensation cost reported under Canadian GAAP as a separate line item would be reclassified to the following captions under U.S. GAAP:

	Period ended	Period ended	Year ended	Year ended	Year ended
	June 30,	June 30,	December, 31	December 31,	December 31,
	2007	2006	2006	2005	2004

	(Unaudited)	(Unaudited)
Research and development	$434	$388	$840	$619	$272
General and administrative	1,672	1,544	3,208	4,176	3,766

	$2,106	$1,932	$4,048	$4,795	$4,038

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
Six-month periods ended June 30, 2007 and 2006 (unaudited)
(In thousands of Canadian dollars, except share and per share data, unless otherwise noted)
(d)	Other disclosures required by U.S. GAAP (continued):
(iv)	Development stage company:

The Company is a development stage enterprise as defined in FAS 7 and the following additional disclosures are provided.

The statement of shareholders’ equity since date of inception under U.S. GAAP is presented below:

									Additional		Total
	Common shares		Class A shares		1st Preference		Special shares		paid-in		shareholders’
	Number	Dollars	Number	Dollars	Number	Dollars	Number	Dollars	capital	Deficit	equity

Period ended October 14, 1994:
Shares issued for cash	850,000	—	—	—	400,000	546	—	—	$—	$—	$546
Net loss								—		(551)	(551)

Balance, October 14, 1994	850,000	—	—	—	400,000	546	—		—	(551)	(5)

Period ended September 30, 1995:
Shares issued for cash	—	—	—	—	600,000	811	—	—	—	—	811
Net loss										(1,787)	(1,787)

Balance, September 30, 1995	850,000	—	—	—	1,000,000	1,357	—	—	—	(2,338)	(981)

Year ended September 30, 1996:
Shares issued for cash	—	—	—	—	—	—	5,595,001	10,071	—	—	10,071
Shares issued for services	275,076	41	—	—	—	—	—	—	—	—	41
Share issue costs	—	—	—	—	—	—	—	(217)	—	—	(217)
Net loss										(2,169)	(2,169)

Balance, September 30, 1996	1,125,076	41	—	—	1,000,000	1,357	5,595,001	9,854	—	(4,507)	6,745

Year ended September 30, 1997:
Net loss										(2,391)	(2,391)

Balance, September 30, 1997	1,125,076	41	—	—	1,000,000	1,357	5,595,001	9,854	—	(6,898)	4,3 54

\

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
Six-month periods ended June 30, 2007 and 2006 (unaudited)
(In thousands of Canadian dollars, except share and per share data, unless otherwise noted)
(d)	Other disclosures required by U.S. GAAP (continued):
(iv)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under U.S. GAAP is presented below (continued):

									Additional		Total
	Common shares		Class A shares		1st Preference		Special shares		paid-in		shareholders’
	Number	Dollars	Number	Dollars	Number	Dollars	Number	Dollars	capital	Deficit	equity

Balance, September 30, 1997 brought forward	1,125,076	41	—	—	1,000,000	1,357	5,595,001	9,854	$—	$(6,898)	$4,354

Year ended September 30, 1998:
Conversion into Class A shares	—	—	6,595,001	11,211	(1,000,000)	(1,357)	(5,595,001)	(9,854)	—	—	—
Shares issued for cash	—	—	3,138,770	10,201	—	—	—	—	—	—	10,201
Exercise of options	5,500	2	—	—	—	—	—	—	—	—	2
Share issue costs	—	—	—	(550)	—	—	—	—	—	—	(550)
Net loss	—	—	—	—	—	—	—	—	602	(6,824)	(6,222)

Balance, September 30, 1998	1,130,576	43	9,733,771	20,862	—	—	—	—	602	(13,722)	7,785

Period ended June 30, 1999:
Shares issued for cash	—	—	1,483,224	5,562	—	—	—	—	—	—	5,562
Exercise of options	29,314	11	—	—	—	—	—	—	—	—	11
Share issue costs	—	—	—	(106)	—	—	—	—	—	—	(106)
Net loss	—	—	—	—	—	—	—	—	303	(3,887)	(3,584)

Balance, June 30, 1999	1,159,890	54	11,216,995	26,318	—	—	—	—	905	(17,609)	9,668

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
Six-month periods ended June 30, 2007 and 2006 (unaudited)
(In thousands of Canadian dollars, except share and per share data, unless otherwise noted)
(d)	Other disclosures required by U.S. GAAP (continued):
(iv)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under U.S. GAAP is presented below (continued):

									Additional		Total
	Common shares		Class A shares		1st Preference		Special shares		paid-in		shareholders’
	Number	Dollars	Number	Dollars	Number	Dollars	Number	Dollars	capital	Deficit	equity

Balance, June 30, 1999 brought forward	1,159,890	54	11,216,995	26,318	—	—	—	—	$905	$(17,609)	$9,668

Year ended June 30, 2000:
Shares issued for cash	180,723	750	63,442	238	—	—	—	—	—	—	988
Exercise of options	12,177	4	—	—	—	—	—	—	—	—	4
Exercise of warrants	—	—	111,467	362	—	—	—	—	—	—	362
Conversion of Class A shares	11,391,904	26,918	(11,391,904)	(26,918)	—	—	—	—	—	—	—
Initial public offering	3,878,787	32,000	—	—	—	—	—	—	—	—	32,000
Share issue costs	—	(2,739)	—	—	—	—	—	—	—	—	(2,739)
Net loss	—	—	—	—	—	—	—	—	334	(5,915)	(5,581)

Balance June 30, 2000	16,623,481	56,987	—	—	—	—	—	—	1,239	(23,524)	34,702

Year ended June 30, 2001:
Exercise of over- allotment option	581,818	4,800	—	—	—	—	—	—	—	—	4,800
Shares issued for cash	321,035	3,807	—	—	—	—	—	—	—	—	3,807
Exercise of options	435,438	205	—	—	—	—	—	—	—	—	205
Exercise of warrants	34,447	79	—	—	—	—	—	—	—	—	79
Share issue expenses	—	(565)	—	—	—	—	—	—	—	—	(565)
Net loss	—		—	—	—	—	—	—	260	(2,947)	(2,687)

Balance, June 30, 2001	17,996,219	65,313	—	—	—	—	—	—	1,499	(26,471)	40,341

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
Six-month periods ended June 30, 2007 and 2006 (unaudited)
(In thousands of Canadian dollars, except share and per share data, unless otherwise noted)
(d)	Other disclosures required by U.S. GAAP (continued):
(iv)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under U.S. GAAP is presented below (continued):

									Additional		Total
	Common shares		Class A shares		1st Preference		Special shares		paid-in		shareholders’
	Number	Dollars	Number	Dollars	Number	Dollars	Number	Dollars	capital	Deficit	equity

Balance, June 30, 2001 brought forward	17,996,219	65,313	—	—	—	—	—	—	$1,499	$(26,471)	$40,341

Year ended June 30, 2002:
Exercise of options	32,125	11	—	—	—	—	—	—	—	—	11
Net loss	—	—	—	—	—	—	—	—	111	(13,586)	(13,475)

Balance, June 30, 2002	18,028,344	65,324	—	—	—	—	—	—	1,610	(40,057)	26,877

Year ended June 30, 2003:
Shares issued for cash	4,000,000	15,148	—	—	—	—	—	—	—	—	15,148
Exercise of warrants	836,644	1,904	—	—	—	—	—	—	—	—	1,904
Exercise of options	618,036	929	—	—	—	—	—	—	—	—	929
Share issue costs	—	(537)	—	—	—	—	—	—	—	—	(537)
Net loss	—	—	—	—	—	—	—	—	83	(19,701)	(19,618)

Balance, June 30, 2003	23,483,024	82,768	—	—	—	—	—	—	1,693	(59,758)	24,703

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
Six-month periods ended June 30, 2007 and 2006 (unaudited)
(In thousands of Canadian dollars, except share and per share data, unless otherwise noted)
(d)	Other disclosures required by U.S. GAAP (continued):
(iv)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under U.S. GAAP is presented below (continued):

									Additional		Total
	Common shares		Class A shares		1st Preference		Special shares		paid-in		shareholders’
	Number	Dollars	Number	Dollars	Number	Dollars	Number	Dollars	capital	Deficit	equity

Balance, June 30, 2003 brought forward	23,483,024	82,768	—	—	—	—	—	—	$1,693	$(59,758)	$24,703

Six months ended December 31, 2003:
Shares issued for cash	5,750,000	84,956	—	—	—	—	—	—	—	—	84,956
Exercise of warrants	106,785	192	—	—	—	—	—	—	—	—	192
Exercise of options	435,318	1,300	—	—	—	—	—	—	—	—	1,300
Share issue costs	—	(6,813)	—	—	—	—	—	—	—	—	(6,813)
Net loss	—	—	—	—	—	—	—	—	8	(17,552)	(17,544)

Balance December 31, 2003	29,775,127	162,403	—	—	—	—	—	—	1,701	(77,310)	86,794

Year ended December 31, 2004:
Exercise of options	545,292	1,490	—	—	—	—	—	—	—	—	1,490
Net loss	—	—	—	—	—	—	—	—	8	(50,099)	(50,091)

Balance, December 31, 2004	30,320,419	163,893	—	—	—	—	—	—	1,709	(127,409)	38,193

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
Six-month periods ended June 30, 2007 and 2006 (unaudited)
(In thousands of Canadian dollars, except share and per share data, unless otherwise noted)
(d)	Other disclosures required by U.S. GAAP (continued):
(iv)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under U.S. GAAP is presented below (continued):

									Additional		Total
	Common shares		Class A shares		1st Preference		Special shares		paid-in		shareholders’
	Number	Dollars	Number	Dollars	Number	Dollars	Number	Dollars	capital	Deficit	equity

Balance, December 31, 2004 brought forward	30,320,419	163,893	—	—	—	—	—	—	$1,709	$(127,409)	$38,193

Year ended December 31, 2005
Shares issued for cash	4,000,000	74,495	—	—	—	—	—	—	—	—	74,495
Exercise of warrant	2,800,000	8,764	—	—	—	—	—	—	—	—	8,764
Exercise of options	300,660	1,346	—	—	—	—	—	—	—	—	1,346
Share issue costs	—	(4,955)	—	—	—	—	—	—	—	—	(4,955)
Net loss	—	—	—	—	—	—	—	—	—	(67,772)	(67,772)

Balance, December 31, 2005	37,421,079	243,543	—	—	—	—	—	—	1,709	(195,181)	50,071

Nine months ended September 30, 2006
Shares issued for cash	100,943	429	—	—	—	—	—	—	—	—	429
Exercise of a warrant	1,200,000	9,372	—	—	—	—	—	—	—	—	9,372
Ascribed value from additional paid-in capital	—	154	—	—	—	—	—	—	(154)	—	—
Net loss	—	—	—	—	—	—	—	—	4,083	(76,111)	(72,028)

	37,421,079	243,543	—	—	—	—	—	—	1,709	(195,181)	50,071

Balance, December 31, 2006	38,722,022	253,498	—	—	—	—	—	—	$5,638	$(271,292)	$(12,156)

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
Six-month periods ended June 30, 2007 and 2006 (unaudited)
(In thousands of Canadian dollars, except share and per share data, unless otherwise noted)
(d)	Other disclosures required by U.S. GAAP (continued):
(iv)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under U.S. GAAP is presented below (continued):

									Additional		Total
	Common shares		Class A shares		1st Preference		Special shares		paid-in		shareholders’
	Number	Dollars	Number	Dollars	Number	Dollars	Number	Dollars	capital	Deficit	equity

Balance, December 31, 2006 brought forward	38,722,022	253,498	—	—	—	—	—	—	$5,638	$(271,292)	$(12,156)

Six months ended June 30, 2007
Issuance on conversion of 6% senior convertible notes due in 2027	1,653,859	12,380	—	—	—	—	—	—	6,549	—	18,929
Issuance on conversion of 5% junior convertible notes due in 2012	4,444,449	43,003	—	—	—	—	—	—	10,569	—	53,572
Shares issued for cash	57,311	422	—	—	—	—	—	—	—	—	422
Ascribed value from additional paid-in capital	—	263	—	—	—	—	—	—	(263)	—	—
Net loss									2,222	(65,674)	(63,452)

Balance, June 30, 2007	44,877,641	309,566	—	—	—	—	—	—	$24,715	$(336,966)	$(2,685)

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
Six-month periods ended June 30, 2007 and 2006 (unaudited)
(In thousands of Canadian dollars, except share and per share data, unless otherwise noted)
(d)	Other disclosures required by U.S. GAAP (continued):
(v)	Recent accounting pronouncements:

SFAS No. 157 — Fair value measurements:

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The Company does not expect the adoption of SFAS No. 157 to materially impact its financial statements.

SFAS No. 159 — Fair value option for financial assets and financial liabilities:

This statement permits entities the option to measure financial instruments at fair value (“fair value option”) thereby achieving an offsetting effect for accounting purposes for certain changes in fair value of certain related assets and liabilities without having to apply hedge accounting. The fair value option is applied on an instrument-by-instrument basis to the entire instrument. Items eligible for the fair value option are measured at fair value at specified election dates. The Statement is effective for financial statements issued for fiscal years after November 15, 2007. The Company does not expect the adoption of SFAS 159 to materially impact its financial statements.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Dr. Francesco Bellini, Chairman of the Board and Chief Executive Officer, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Neurochem Inc. (the issuer) for the period ending June 30, 2007;
2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: August 9, 2007

(signed) Dr. Francesco Bellini
Dr. Francesco Bellini
Chairman of the Board and Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Mariano Rodriguez, Vice President, Finance and Chief Financial Officer of Neurochem Inc., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Neurochem Inc. (the issuer) for the period ending June 30, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: August 9, 2007

(signed) Mariano Rodriguez
Mariano Rodriguez
Vice President, Finance and Chief Financial Officer

Neurochem Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7
For further information, please contact:

Lise Hébert, Ph.D.	Tel: (450) 680-4572
Vice President, Corporate Communications	lhebert@neurochem.com
NEUROCHEM REPORTS RESULTS
FOR SECOND QUARTER OF FISCAL 2007
Neurochem will host a conference call, August 9, 2007, at 5:00 PM EDT.
LAVAL, Quebec, August 9, 2007 – Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) reported results for the second quarter ended June 30, 2007. The Company reported a net loss of $33,830,000 ($0.83 per share), compared to $20,374,000 ($0.53 per share) for the corresponding period last year. The net loss for the periods ended June 30, 2007, includes a non-cash charge under Canadian GAAP of $11,651,000 relating to the US$40 million 5% senior subordinated convertible notes which were converted into common shares during the current quarter at US$9 per share. For the six-month period ended June 30, 2007, the net loss amounted to $58,448,000 ($1.47 per share), compared to $37,508,000 ($0.97 per share) for the same period last year. Research and development (R&D) expenses amounted to $16,115,000 this quarter compared to $14,342,000 for the same period last year. For the six-month period, R&D expenses were $35,827,000 compared to $28,068,000 for the corresponding period of the previous year. The increase is due to expenses incurred in relation to the development of tramiprosate (ALZHEMED™) primarily in respect of the ongoing Phase III clinical trial in Europe and the North American open-label extension of the Phase III study, as well as the conduct of a QT cardiac status Phase I study. Tramiprosate (ALZHEMED™) is the Company’s investigational product candidate for the treatment of Alzheimer’s disease (AD).
As at June 30, 2007 the Company reported cash, cash equivalents and marketable securities of $90,873,000, compared to $56,821,000 on December 31, 2006. The increase is primarily due to proceeds received from the issue of convertible notes in May 2007 and is partially offset by funds used in operating activities.

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Conference Call
Neurochem will host a conference call on August 9, 2007, at 5:00 PM EDT. The telephone numbers to access the conference call are 1-416-915-5784 or 1-800-796-7558. A replay of the call will be available until Thursday, August 16, 2007. The telephone numbers to access the replay of the call are 1-416-640-1917 or 1-877-289-8525. The access code for the replay is 21243266#.
Consolidated Financial Results Highlights
The following discussion and analysis should be read in conjunction with the Company’s unaudited consolidated financial statements for the six-month period ended June 30, 2007, as well as the Company’s audited consolidated financial statements for the year ended December 31, 2006, which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). For discussion regarding related-party transactions, contractual obligations, disclosure controls and procedures, internal control over financial reporting, critical accounting policies and estimates, recent accounting pronouncements, and risks and uncertainties, refer to the Annual Report and the Annual Information Form for the year ended December 31, 2006, which are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. All dollar figures are Canadian dollars, unless specified otherwise.
Results of operations
For the three-month period ended June 30, 2007, the net loss amounted to $33,830,000 ($0.83 per share), compared to $20,374,000 ($0.53 per share) for the corresponding period in the previous year. For the six-month period ended June 30, 2007, the net loss amounted to $58,448,000 ($1.47 per share), compared to $37,508,000 ($0.97 per share) for the same period last year.
The net loss for the periods ended June 30, 2007, includes a non-cash charge under Canadian GAAP of $11,651,000 relating to the US$40 million 5% senior subordinated convertible notes which were converted into common shares during the current quarter at US$9 per share.
Revenue from collaboration agreement amounted to $340,000 for the current quarter ($777,000 for the six-month period), compared to $608,000 for the same period in the previous year ($1,215,000 for the six-month period). This revenue is earned under the agreement with Centocor, Inc. (Centocor) in respect of eprodisate (KIACTA™), an oral investigational product candidate for the treatment of Amyloid A (AA) amyloidosis. Revenue recognized is in respect of the non-refundable upfront payment received from Centocor, which is being amortized over the estimated period through to the anticipated regulatory approval date of the investigational product candidate. The estimated period is subject to change based on additional information that the Company may receive periodically. The other portion of the upfront payment received from Centocor (US$6,000,000) has been classified as deferred revenue and is not being amortized as earned revenue given that it is potentially refundable. In the event that the Company receives an approval letter issued by the U.S. Food and Drug Administration (FDA), the amount would no longer be refundable and would be amortized as earned revenue. In July 2007, the Company received a second approvable letter from the FDA for eprodisate (KIACTA™) for the treatment of AA amyloidosis. In this action letter, the FDA

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indicated that an additional efficacy trial will be necessary before the FDA could approve the investigational product candidate. The approvable letter states that additional submissions, filed by Neurochem as part of its complete response to this approvable letter, may address issues raised in this letter. The FDA has indicated that additional submissions could persuade the agency to eliminate the requirement for an additional trial. The FDA also asked for additional information, including further pharmacokinetic studies, and again acknowledged that a QT clinical study should be submitted as part of a Phase IV (post-approval) commitment. The Company expects to file a complete response to this second approvable letter in the near future. Neurochem is also seeking marketing approval for eprodisate (KIACTA™) for the treatment of AA amyloidosis in the European Union, Switzerland and Canada. In September 2006, the European Medicines Agency (EMEA) confirmed that it had commenced a regulatory review of eprodisate (KIACTA™). The Marketing Authorization Application is being reviewed under the EMEA’s centralized procedure. An authorization from the EMEA would apply to all 27 European Union member states, as well as Norway and Iceland.
Reimbursable costs revenue amounted to $144,000 for the current quarter ($294,000 for the six-month period), compared to $205,000 for the same period in the previous year ($435,000 for the six-month period) and consists of costs reimbursable by Centocor in respect of eprodisate (KIACTA™)-related activities. The Company earns no margin on these reimbursable costs.
Research and development expenses, before research tax credits and grants, amounted to $16,115,000 for the current quarter ($35,827,000 for the six-month period), compared to $14,342,000 for the same period in the previous year ($28,068,000 for the six-month period). The increase is due to expenses incurred in relation to the development of tramiprosate (ALZHEMED™) primarily in respect of the ongoing Phase III clinical trial in Europe and the North American open-label extension of the Phase III study, as well as the conduct of a QT cardiac status Phase I study. Tramiprosate (ALZHEMED™) is the Company’s investigational product candidate for the treatment of AD. Tramiprosate (ALZHEMED™) completed its 18-month North American Phase III clinical trial during the first quarter of 2007 and the Company announced in April 2007 that the database had been locked. Neurochem has been advised by its external team of statisticians (the statisticians) that adjustment to the initial statistical model, as set out in the statistical plan, would be necessary to provide accurate results. The procedure to arrive at a reliable model involves a detailed analysis of potential confounding factors such as the effect of concomitant medications, baseline characteristics of the study population or differences in clinical sites. The statisticians have indicated that they have made progress adjusting the statistical model, reaching an acceptable level of validity for the disease modification endpoint, as measured by magnetic resonance imaging (MRI). In July 2007, the FDA designated tramiprosate (ALZHEMED™) as a Fast Track Product for the treatment of AD. Under the FDA Modernization Act of 1997, the Fast Track designation program is intended to facilitate the development and expedite review of drugs developed for the treatment of serious or life-threatening conditions and that demonstrate the potential to address an unmet medical need for such a condition. The Company is meeting the FDA in August to discuss the tramiprosate (ALZHEMED™) Phase III program and present an update on the work accomplished to date on the North American Phase III clinical trial. Neurochem will also seek the FDA’s feedback and validation of the next steps that would

3

be acceptable to the agency, especially with respect to the statistical models. The Company expects the results to be available in 2007. The North American Phase III clinical trial included 1,052 patients at 67 clinical centers across the U.S. and Canada. All patients who completed the North American Phase III clinical trial were eligible to receive tramiprosate (ALZHEMED™) in an open-label extension of the Phase III study. The European Phase III clinical trial on tramiprosate (ALZHEMED™) was launched in September 2005. This study also has a duration of 18 months and the trial is being conducted at approximately 70 clinical centers in ten European countries. As of June 30, 2007, 939 patients were randomized in the European clinical trial. Patient screening activities will stop in August 2007 as Neurochem has exceeded its original patient enrolment objectives. However, in light of the information and experience gained from the North American Phase III clinical trial, Neurochem is presently considering modifications that would need to be made to the design of the European trial. Both Phase III clinical trials are multicentre, randomized, double-blind, placebo-controlled, three-armed, parallel-designed trials. For the six-month period ended June 30, 2007, research and development expenses also included costs incurred to support the North American Phase III clinical trial for tramiprosate (ALZHEMED™), the ongoing open-label extension of the eprodisate (KIACTA™) Phase II/III study, as well as ongoing drug discovery programs.
Research tax credits and grants amounted to $541,000 this quarter ($1,134,000 for the six-month period), compared to $494,000 for the corresponding period in the previous year ($1,029,000 for the six-month period). Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program for expenditures incurred in Quebec.
General and administrative expenses totaled $3,464,000 for the current quarter ($7,518,000 for the six-month period), compared to $3,366,000 for the same quarter in the previous year ($6,808,000 for the six-month period). These costs are incurred to support the overall activities of the Company.
Arbitral award amounted to nil for the current quarter and six-month period compared to $2,089,000 for the quarter and six-month period ended June 30, 2006. This expense relates to the dispute with Immtech Pharmaceuticals, Inc. (formerly known as Immtech International, Inc. (Immtech)), which came to a conclusion in January 2007 when Immtech, the University of North Carolina at Chapel Hill (UNC), and Georgia State University Research Foundation, Inc. filed with the Federal District Court for the Southern District of New York, U.S.A. a Notice of Voluntary Dismissal. The plaintiffs voluntarily dismissed their complaint against Neurochem in the Federal District Court without any payment, license, business agreement, concession or compromise by Neurochem. The dispute concerned an agreement entered into between Immtech and Neurochem in April 2002 under which Neurochem had the right to apply its proprietary anti-amyloid technology to test certain compounds to be provided by Immtech.
Reimbursable costs amounted to $144,000 for the current quarter ($294,000 for the six-month period), compared to $205,000 for the same period in the previous year ($435,000 for the six-month period), and consist of costs incurred on behalf of Centocor in respect of eprodisate (KIACTA™)-related activities and reimbursable by Centocor.

4

Stock-based compensation amounted to $1,025,000 for the current quarter ($2,106,000 for the six-month period), compared to $1,016,000 for the corresponding quarter in the previous year ($1,932,000 for the six-month period). This expense relates to stock options and stock-based incentives, whereby compensation cost in relation to stock options is measured at fair value at the date of grant and is expensed over the award’s vesting period.
Depreciation, amortization and patent cost write-off amounted to $395,000 for the current quarter ($802,000 for the six-month period), compared to $409,000 for the same quarter in the previous year ($902,000 for the six-month period). The decrease in the six-month period is mainly attributable to certain patent costs of $106,000 written off during the first quarter of 2006.
Interest income amounted to $1,057,000 for the current quarter ($1,775,000 for the six-month period), compared to $580,000 for the same quarter in the previous year ($1,223,000 for the six-month period). The increase is mainly attributable to higher average cash balances and higher interest rates during the current periods, compared to the same periods in the previous year.
Accretion expense amounted to $13,712,000 for the current quarter ($14,885,000 for the six-month period), and mainly represents the imputed interest under GAAP on the US$42,085,000 aggregate principal amount of 6% convertible senior notes issued in November 2006, as well as on the US$40,000,000 6% senior convertible notes (Senior Notes) and US$40,000,000 5% senior subordinated convertible notes (Junior Notes) issued in May 2007. The Company accretes the carrying values of the convertible notes to their face value through a charge to earnings over their expected lives of 60 months, 54 months and one month, respectively. Of the total accretion expense recorded in the quarter and six-month period ended June 30, 2007, $11,838,000 relates to accretion expense on the Junior Notes, which were fully converted during the second quarter of 2007.
Change in fair value of derivative-related asset amounted to a loss of $2,122,000 for the current periods and represents the variation in the fair value of the embedded derivatives included in the aggregate US$80,000,000 Senior and Junior Notes issued in May 2007.
Foreign exchange gain amounted to $581,000 for the current quarter (gain of $702,000 for the six-month period), compared to a loss of $524,000 for the same quarter in the previous year (loss of $570,000 for the six-month period). Foreign exchange gains or losses arise on the movement in foreign exchange rates related to the Company’s net monetary assets held in foreign currencies, primarily U.S. dollars.
Other income amounted to $530,000 for the current quarter ($814,000 for the six-month period), compared to $308,000 for the same quarter in the previous year ($593,000 for the six-month period). Other income consists of non-operating revenue, primarily sub-lease revenue.

5

Share of loss in a company subject to significant influence amounted to nil for the current quarter ($372,000 for the six-month period), compared to $891,000 for the corresponding quarter in the previous year ($1,707,000 for the six-month period). Non-controlling interest amounted to nil for the current quarter ($123,000 for the six-month period), compared to $296,000 for the corresponding quarter in the previous year ($558,000 for the six-month period). These items result from the consolidation of the Company’s interest in a holding company (Innodia Holding) that owns shares of Innodia Inc., for which Neurochem is the primary beneficiary. The share of loss recorded in the current year has reduced the Company’s long-term investment in Innodia Holding to nil. Innodia Inc. is a private, development-stage company engaged in developing novel drugs for the treatment of type 2 diabetes and underlying diseases.
Liquidity and Capital Resources
As at June 30, 2007, the Company had available cash, cash equivalents and marketable securities of $90,873,000, compared to $56,821,000 at December 31, 2006. The increase is primarily due to proceeds received from the issue of convertible notes in May 2007 and is partially offset by funds used in operating activities.
On May 2, 2007, the Company issued US$80,000,000 aggregate principal amount of convertible notes, consisting of US$40,000,000 6% senior convertible notes due in 2027 and US$40,000,000 5% senior subordinated convertible notes due in 2012. The 6% senior convertible notes have an initial conversion price equal to the lesser of US$12.68 or the 5-day weighted average trading price of the common shares preceding any conversion, subject to adjustments in certain circumstances. The Company will pay interest on the 6% senior convertible notes until maturity on May 2, 2027, subject to earlier repurchase, redemption or conversion. The 5% senior subordinated convertible notes were subject to mandatory conversion into common shares under certain circumstances. In connection with this transaction, the Company issued warrants to purchase an aggregate of 2,250,645 common shares until May 2, 2012, at an initial purchase price of US$12.68 per share, subject to adjustments in certain circumstances. During the quarter ended June 30, 2007, US$10,500,000 of the 6% senior convertible notes were converted into 1,653,859 common shares and the totality of the 5% senior subordinated convertible notes were converted into 4,444,449 common shares.
Subsequent to June 30, 2007, an additional US$25,000,000 6% senior convertible notes were converted into common shares at an average price of US$6.3044. The Company issued 3,965,462 common shares in connection with these conversions.
In August 2006, the Company entered into a securities purchase agreement in respect of an equity line of credit facility (ELOC) with Cityplatz Limited (Cityplatz), that provides the Company up to US$60,000,000 of funds in return for the issuance of common shares at a discount of 3.0% to market price at the time of draw downs over term, less a placement fee equal to 2.4% of gross proceeds payable to the placement agent, Rodman & Renshaw, LLC. The ELOC established by the securities purchase agreement will terminate on February 9, 2009. The ELOC shall also terminate if (i) the Company’s common shares are de-listed from NASDAQ unless the common shares are listed at such time on another trading market specified in the agreement and such de-listing is in connection with a subsequent listing on another trading market specified in the

6

agreement, (ii) the Company is subject to a change of control transaction, or (iii) the Company suffers a material adverse effect which cannot be cured prior to the next drawdown notice. The Company may terminate the securities purchase agreement (i) if Cityplatz fails to fund a properly notified drawdown within five trading days of the end of the applicable settlement period or (ii) after it has drawn down at least US$25,000,000 under the ELOC. Either party may also terminate the securities purchase agreement if the volume-weighted average price of the Company’s common shares is below US$5 for more than 30 consecutive trading days, as adjusted. As at June 30, 2007, the Company had not drawn any funds under the ELOC.
As at June 30, 2007, the Company’s workforce comprised 184 employees. During the year ended December 31, 2006 and the first quarter of 2007, the Company increased its workforce in anticipation of commercialization and completion of clinical programs. During the second quarter of 2007, the workforce was reduced due to delays encountered in the product candidate development programs.
As at July 31, 2007, the Company had 44,880,641 common shares outstanding, 220,000 common shares issuable to the Chief Executive Officer upon the achievement of specified performance targets, 2,744,176 options granted under the stock option plan, 7,051,137 shares potentially issuable under the convertible notes and 2,250,645 warrants outstanding, for a total of 57,146,599 common shares, on a fully diluted basis.
The Company believes that its available cash and short-term investments, expected interest income, potential funding from partnerships, research collaborations and licensing agreements, potential proceeds from the equity line of credit facility, research tax credits, grants, and access to capital markets should be sufficient to finance the Company’s operations and capital needs during the ensuing year. However, in light of the uncertainties associated with the regulatory approval process, clinical trial results, and the Company’s ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Company’s operations in the future.
Effective July 1, 2007, the Company adopted the U.S. dollar as its functional and reporting currency, as a result of a significant portion of its revenue, expenses, assets, liabilities and financing is now denominated in U.S. dollars.

7

Neurochem Inc.
Consolidated Financial Information 1
(in thousands of Canadian dollars, except per share data)

	Three-month period ended		Six-month period ended
	June 30		June 30
Consolidated Statements of Operations	2007	2006	2007	2006

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Collaboration agreement	$340	$608	$777	$1,215
Reimbursable costs	144	205	294	435

	484	813	1,071	1,650

Expenses (Income):
Research and development	16,115	14,342	35,827	28,068
Research tax credits and grants	(541)	(494)	(1,134)	(1,029)
General and administrative	3,464	3,366	7,518	6,808
Arbitral award	—	2 089	—	2 089
Reimbursable costs	144	205	294	435
Stock-based compensation	1,025	1,016	2,106	1,932
Depreciation, amortization and patent cost write-off	395	409	802	902
Interest and bank charges	46	23	141	50

	20,648	20,956	45,554	39,255

Net loss before undernoted items	(20,164)	(20,143)	(44,483)	(37,605)

Interest income	1,057	580	1,775	1,223
Accretion expense	(13,712)	—	(14,885)	—
Change in fair value of derivative-related asset	(2,122)	—	(2,122)	—
Foreign exchange gain (loss)	581	(524)	702	(570)
Other income	530	308	814	593
Share of loss in a company subject to significant influence	—	(891)	(372)	(1 707)
Non-controlling interest	—	296	123	558

Net loss	($33,830)	($20,374)	($58,448)	($37,508)

Net loss per share:
Basic and diluted	($0.83)	($0.53)	($1.47)	($0.97)

Weighted average number of common shares outstanding	40,586,251	38,792,486	39,750,174	38,475,059

	At	At
	June 30	December 31
Consolidated Balance Sheets	2007	2006

	(unaudited)	(audited)
Cash, cash equivalents and marketable securities	$90,873	$56,821
Other current assets	13,076	12,191

Total current assets	103,949	69,012
Capital assets and patents	10,807	10,479
Other long-term assets	1,328	3,720

Total assets	$116,084	$83,211

Current liabilities	$25,392	$26,078
Long-term liabilities	72,302	58,288
Non-controlling interest	722	845
Shareholders’ equity (deficiency)	17,668	(2,000)

Total liabilities and shareholders’ equity (deficiency)	$116,084	$83,211

[1]	Condensed from the Company’s unaudited consolidated financial statements.

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About Neurochem
Neurochem Inc. is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (KIACTA™) is currently being developed for the treatment of Amyloid A (AA) amyloidosis, and is under regulatory review for marketing approval by the U.S. Food and Drug Administration, European Medicines Agency and Swissmedic. Tramiprosate (ALZHEMED™), for the treatment of Alzheimer’s disease, has completed a Phase III clinical trial in North America and is currently in a Phase III clinical trial in Europe, while tramiprosate (CEREBRIL™), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.
To Contact Neurochem
For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our Web Site at: www.neurochem.com.
Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem’s control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.

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